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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

ADVANCED NEUROMODULATION SYSTEMS, INC.
(Name of Subject Company (Issuer))

APOLLO MERGER CORP.
a wholly-owned subsidiary of
ST. JUDE MEDICAL, INC.
(Name of Filing Persons (Offerors))

COMMON STOCK, $0.05 PAR VALUE PER SHARE
(Title of Class of Securities)

00757T101
(CUSIP Number of Class of Securities)

KEVIN T. O'MALLEY
ST. JUDE MEDICAL, INC.
GENERAL COUNSEL
ONE LILLEHEI PLAZA
ST. PAUL, MINNESOTA 55117
(651) 483-2000
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)

With Copies to:
JOSEPH BARBEAU
GIBSON, DUNN & CRUTCHER LLP
1881 PAGE MILL ROAD
PALO ALTO, CALIFORNIA 94304-1125
(213) 229-7000
and
JAMES J. MOLONEY
GIBSON, DUNN & CRUTCHER LLP
4 PARK PLAZA
IRVINE, CALIFORNIA 92614-8557
(949) 451-3800

        Check the appropriate boxes to designate any transactions to which this statement relates:

      ☒  third party tender offer subject to Rule 14d-l

      ☐  issuer tender offer subject to Rule 13e-4

      ☐  going-private transaction subject to Rule 13e-3

      ☐  amendment to Schedule 13D under Rule 13d-2

        Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

 Amendment No. 2 to Schedule TO

        This Amendment No. 2 (this "Amendment") further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 18, 2005, as amended on October 19, 2005 (the "Schedule TO"), relating to the third-party tender offer by Apollo Merger Corp., a Texas corporation (the "Purchaser") and a wholly-owned subsidiary of St. Jude Medical, Inc., a Minnesota corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock of Advanced Neuromodulation Systems, Inc., a Texas corporation (the "Company"), par value $0.05 per share (together with the associated rights issued pursuant to the Rights Agreement dated August 30, 1996 between Quest Medical, Inc. and KeyCorp Shareholder Services, Inc., as rights agent, as amended by the Amendment to Rights Agreement dated January 25, 2002 between the Company and Computershare Investor Services LLC and Amendment No. 2 to Rights Agreement dated October 14, 2005 between the Company and Computershare Investor Services LLC (as so amended, the "Rights Plan")) (the "Shares"), at a purchase price of $61.25 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment is being filed on behalf of Purchaser and Parent. Capitalized terms used and not defined in this Amendment have the meanings specified in the Offer to Purchase or the Schedule TO.

        The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        The Offer to Purchase is hereby amended and supplemented as follows:

        The third bullet on page 1 of the Offer to Purchase is hereby amended and restated as follows:

  •
  there being validly tendered and not properly withdrawn a majority of the total outstanding Shares on a "fully-diluted basis" (as defined in the "Introduction") as of the date Shares are accepted for payment pursuant to the Offer (the "Acceptance Date"), and which we refer to in this offer to purchase as the "Minimum Condition;" and

        The first sentence of the first paragraph of Section 5 on page 17 of the Offer to Purchase is hereby amended by deleting the word "generally." Additionally, the first sentence of the first paragraph of Section 5 on page 18 of the Offer to Purchase is hereby amended by deleting the word "general."

        The last paragraph of Section 15 on page 45 of the Offer to Purchase is hereby amended and supplemented by adding the following sentence to the end of such paragraph: "Notwithstanding anything herein to the contrary, all conditions to the Offer will be deemed satisfied or waived on or before the Expiration Date."

        The Letter of Transmittal is hereby amended and supplemented as follows:

        The first sentence of the fourth paragraph on page 4 of the Letter of Transmittal is hereby amended by deleting the word "understand."

Item 12.    Exhibits

(a)(5)(D)    Press Release issued by Parent on November 4, 2005.

Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Apollo Merger Corp.

	By:	/s/ KEVIN T. O'MALLEY Name: Kevin T. O'Malley Title: Vice President and Secretary

St. Jude Medical, Inc.

	By:	/s/ KEVIN T. O'MALLEY Name: Kevin T. O'Malley Title: Vice President and General Counsel

Dated: November 4, 2005

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 18, 2005.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on October 18, 2005.*
(a)(1)(G)	Transcript of Earnings Release Conference Call on October 17, 2005.*
(a)(5)(A)	Joint Press Release issued on October 16, 2005 (incorporated by reference from Exhibit 99.1 of the Parent's Current Report on Form 8-K filed on October 17, 2005).*
(a)(5)(B)	Press Release issued by Parent on October 17, 2005 (incorporated by reference from Exhibit 99.1 of the Parent's Current Report on Form 8-K filed on October 17, 2005).*
(a)(5)(C)	Press Release issued by Parent on October 18, 2005.*
(a)(5)(D)	Press Release issued by Parent on November 4, 2005.†
(d)(1)	Agreement and Plan of Merger, dated as of October 15, 2005, by and among St. Jude Medical, Inc., Apollo Merger Corp. and Advanced Neuromodulation Systems, Inc.*
(d)(2)	Confidentiality Agreement, dated as of July 28, 2005, by and between Advanced Neuromodulation Systems, Inc. and St. Jude Medical, Inc.*

*
Previously filed.

†
Filed herewith.

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Amendment No. 2 to Schedule TO
Signature
EXHIBIT INDEX